Voting Results of a Special meeting of the Pacific
Capital New Asia Growth Fund Shareholders (Unaudited):
A special meeting of the shareholders of the Pacific
Capital Funds was held on August 23, 1999. At
The meeting, shareholders voted on the approval
Of a new investment sub-advisory agreement between Pacific Capital Funds, Pacific Century Trust (as
Investment adviser of the Fund), and CMG First State
(Hong Kong) LLC (as investment sub-adviser of the Fund).

			  For	    Against	   Abstain

New Asia Fund	1,238,672	355		2,272